LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

gaa@attglobal.net

August 13, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Ecotality, Inc.

File Number 333-140612

Amendment No. 5 to Registration Statement on Form SB-2

Attn: Peggy Fisher

Division of Corporation Finance

Dear Ms. Fisher:

In response to the Staff’s comment letters to us dated August 10, we are filing herewith Amendment Number 5 to the Registration Statement on Form SB-2 of Ecotality, Inc. (the “Company”). We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s comment letter to us.

1.               In both the Form 10QSB and our prospectus we have revised our subsequent events footnote to clarify our asset purchase of the FuelStore.com.

2.               We have corrected the typographic errors in both Form 10QSB and our prospectus .

3.               We have revised our Form 10KSB, 10QSB and prospectus regarding disclosure controls.

4.               We have amended our prospectus and Forms 10-KSB and 10-QSB to comply with the comments above.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron